6 K/A

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

September 17, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: September 17, 2010

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

THE AMENDMENT RELATES TO A CHANGE IN THE NUMBER OF OPTIONS.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer Smith & Nephew plc	2.
State whether the notification relates to (i) a
transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
(i), (ii)

3.	Name of person discharging managerial responsibilities/director Adrian Hennah Charles Leonard Pendle Roger Teasdale	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 Adrian Hennah Charles Leonard Pendle Roger Teasdale	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares Ordinary shares of US$0.20 each

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction N/A

9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 15th September 2010	18.	Period during which or date on which exercisable Adrian Hennah 1 Nov 2015 - 30 Apr 2016 Charles Leonard Pendle 1 Nov 2015 - 30 Apr 2016 Roger Teasdale 1 Nov 2013 - 30 Apr 2014

19.	Total amount paid (if any) for grant of the option. Nil	20.	Description of shares or debentures involved (class and number) Adrian Hennah 3351 Charles Leonard Pendle 670 Roger Teasdale 390

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 461pence	22.	Total number of shares or debentures over which options held following notification Adrian Hennah 393,844 Charles Leonard Pendle 111,083 Roger Teasdale 136,952

23.	Any additional information. Options granted under Employee Share Save Plan	24.	Name of contact and telephone number for queries. Gemma Parsons 020 7401 7646

Name of authorised official of issuer responsible for making notification: Susan Henderson, Company Secretary, Smith & Nephew plc Date of notification: 17th September 2010

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.